Exhibit 21.1

Subsidiaries	State or Other Jurisdiction of Incorporation or Organization
ViaSat Worldwide Limited	Delaware
ViaSat China Services, Inc.	Delaware
ViaSat Europe S.r.L.	Italy
ViaSat Australia PTY Limited	Australia
ViaSat India Pvt. Ltd.	India
ViaSat Antenna Systems S.A.	Switzerland
ViaSat Satellite Ventures Holdings Luxembourg S.a.r.l.	Luxembourg
IOM Licensing Holding Company Limited	Isle of Man
ViaSat (IOM) Limited	Isle of Man
ViaSat Peru S.R.L.	Peru
ViaSat Stimulus, LLC	Delaware
ViaSat, Inc. Limitada	Chile
WildBlue Communications Canada Corp.	Canada
ViaSat Satellite Holdings Limited	United Kingdom
ViaSat UK Limited	United Kingdom
ViaSat Technologies Limited	United Kingdom
LonoCloud, Inc.	Delaware